FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of January 2006

Commission File Number _____0-16174_____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190

Petach Tikva 49131 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com
_____

                        Contact: Dan Suesskind
                                       Chief Financial Officer
                                       Teva Pharmaceutical Industries Ltd.
                                       (011) 972-2-589-2840
                                       George Barrett
                                       President and CEO
                                       Teva North America
FOR IMMEDIATE RELEASE   (215) 591-3030
                                       Liraz Kalif / Kevin Mannix
                                       Investor Relations
                                       (011) 972-3-926-7554 / (215) 591-8912

TEVA ANNOUNCES PRICING OF
$1.25 BILLION OF
CONVERTIBLE DEBENTURES

Jerusalem, Israel, January 27, 2006 – Teva Pharmaceutical Industries Limited (Nasdaq: TEVA) announced today that it priced its offering, through several special purpose finance subsidiaries, of $750 million of 1.75% convertible senior debentures maturing in 2026, which may be redeemed by Teva's finance subsidiary in five years and repurchased by Teva's finance subsidiary at investors' option in five, ten or fifteen years and $500 million of 0.25% convertible senior debentures maturing in 2026, which may be redeemed by Teva's finance subsidiary in two years and repurchased by Teva's finance subsidiary at investors' option in two, five, ten or fifteen years.

These debentures will be guaranteed by Teva. The debentures are convertible into American Depositary Receipts of Teva at the conversion price of U.S. $51.26 per ADR, a premium of 25% over the closing price of the ADRs on Nasdaq on January 26, 2006, in the case of the 1.75% convertible senior debentures and at the conversion price of U.S. $47.16 per ADR, a premium of 15%, in the case of the 0.25% convertible senior debentures.

Teva's finance subsidiaries have also granted to the underwriters options to purchase an additional $112,500,000 million aggregate principal amount of the 1.75% convertible senior debentures and an additional $75,000,000 million aggregate principal amount of the 0.25% convertible senior debentures, in each case, solely to cover over-allotments.

These debentures are being offered pursuant to Teva's effective shelf registration statement, which was previously filed with the Securities and Exchange Commission and became effective on December 20, 2005. The offering of the $750 million of convertible senior debentures are being made by a group of underwriters led by Lehman Brothers Inc., Credit Suisse Securities (USA) LLC and Citigroup Global Markets Inc., and the offering of the $500 million of convertible senior debentures is being made by Lehman Brothers Inc., Credit Suisse Securities (USA) LLC and Bear, Stearns & Co. Inc. as underwriters. Offers and sales of the convertible senior debentures may be made only by the related prospectus and prospectus supplement, which may be obtained from **Lehman Brothers Inc., c/o ADP Financial Services, Prospectus Fulfillment, 1155 Long Island Avenue, Edgewood, NY 11717. Email: monica_castillo@adp.com or Fax request to (631) 254-7268.** Teva currently expects that the offering will be completed on January 31, 2006.

Teva's finance subsidiaries expect to use the proceeds from these offerings to refinance short term bank borrowings that were incurred in connection with the acquisition of IVAX Corporation.

Teva expects to price the previously announced offering by one of its finance subsidiaries of senior notes in the aggregate principal amount of $1.5 billion later today.

This announcement shall not constitute an offer to sell nor the solicitation of an offer to buy nor shall there be any sale of the above described securities in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities law of any such state.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies and among the largest generic pharmaceutical companies in the world. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients. Close to 90% of Teva's sales are in North America and Europe.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995: This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management's current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause Teva`s future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include Teva's ability to rapidly integrate IVAX Corporation's operations and achieve expected synergies, Teva`s ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competitive generic products, the impact of competition from brand-name companies that sell or license their own generic products under generic trade dress and at generic prices (so called "authorized generics") or seek to delay the introduction of generic products, regulatory changes that may prevent Teva from exploiting exclusivity periods, potential liability for sales of generic products prior to a final court decision, including that relating to the generic versions of Allegra®, Neurontin®, Oxycontin® and Zithromax®, the effects of competition on Copaxone® sales, the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, the difficulty of predicting U.S. Food and Drug Administration, European Medicines Association and other regulatory authority approvals, the regulatory environment and changes in the health policies and structure of various countries, Teva`s ability to successfully identify, consummate and integrate acquisitions, exposure to product liability claims, dependence on patent and other protections for innovative products, significant operations outside the United States that may be adversely affected by terrorism or major hostilities, fluctuations in currency, exchange and interest rates, operating results and other factors that are discussed in Teva's Annual Report on Form 20-F and its other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and the Company undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com

_____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)

By: /s/ Dan Suesskind
          Name: Dan Suesskind
          Title: Chief Financial Officer

Date: January 27, 2006